                                                                    EXHIBIT 99.1


                    [CLAYTON MANAGEMENT COMPANY LETTERHEAD]


October 1, 1999

Mr. Brent Baird
Chairman of the Board
Merchants Group, Inc.
250 Main Street
Buffalo, New York 14202

Dear Brent:

As you know, Woodbourne Partners, LP owns 230,600 shares of Merchants Group, making it one of the largest shareholders in the company. According to the June 30, 1999 Form 10Q our ownership represents approximately 8.4% of the shares outstanding. In conjunction therewith, we are requesting a seat on Merchants' Board of Directors. In addition to representing our own interests, we feel increased shareholder participation on the Board would benefit other owners of Merchants Group stock.

We currently represent Woodbourne on the Board of Directors of Baldwin & Lyons, Allied Healthcare Products, Todd Shipyards, Oglebay Norton, and PICO Holdings. We feel that our Board participation has been beneficial to these companies. The person who would represent Woodbourne on Merchant's board is Thomas Kahn. He is an associate of mine at Clayton Management Company, the General Partner and manager of Woodbourne Partners.

We would like to discuss this with you or other members of the Board. We intend to file an amendment to our SEC Schedule 13D in the next ten days reflecting the thrust of this letter. Thank you for your consideration and look forward to hearing from you.


Very truly yours,



John D. Weil
John D. Weil
President, Clayton Management Company